For Immediate Release



Red Oak Partners and Pinnacle Fund Ask Asure to Re-open Earnings Call to Allow Shareholders to Ask Questions About the Company and Call for Disclosure of Information.


New York, New York, June 29, 2009. Pinnacle Fund announced today that it wrote a letter to Asure's ("ASUR's") Board of Directors and management requesting that they re-open their recent earnings call and allow shareholders, individuals, and interested parties to ask the company questions in an open question and answer session. Red Oak sent its letter after two communications, one to Asure's Chairman Dick Snyder and one to Asure's Director Lou Mazzuchelli, directly addressing this same topic went unanswered.
Additionally, Pinnacle Fund asked why Asure has refused to answer questions about its recent abandoned stockholder meeting and about compensation practices raised in a letter sent on June 15th.


David Sandberg, the portfolio manager of the Pinnacle Fund, states, "We are increasingly concerned with Asure's unwillingness to communicate with its shareholders even though they pat themselves on the back for a "history of transparency" per their May 18, 2009 press release. We informed ASUR of at least seven individuals who were not permitted to ask questions on the Company's June 18th earnings call (importantly, only one of these individuals was affiliated with Red Oak or Pinnacle). For essentially every quarter in the past, ASUR provided a question and answer session for shareholders, consistent with company and industry practice. Its June 12 announcement of the recent earnings call even provided instructions for participating, but when people tried to speak they could not. The net effect of this is that shareholders were denied the chance to ask questions about the company they own. We would like to see ASUR correct this."

Mr. Sandberg continued, "We asked ASUR to hold another call and even informed them that Red Oak and Pinnacle employees would refrain from asking any questions on a new call provided other shareholders and interested parties are permitted to ask questions. We still received no response. If this is good corporate governance then - along with appointing a non-independent Nancy Harris to replace resigning independent Director Kathleen Cote and with Mr. Snyder remaining as executive chairman instead of as non-executive chairman - Mr. Snyder's idea of upholding 'the highest corporate governance standards' per his June 18 press release leaves much to be desired. Perhaps ASUR's memory is short, but their Go-Private effort failed by a wide enough margin that they called off the entire special meeting. It seems obvious that shareholders want the accountability, visibility, and communication of a public company and we see no reason they do not deserve this. We are disappointed that ASUR is trying to deprive shareholders of their chance to question management."

Separately, ASUR indicated it will not provide information requested by Pinnacle on June 15. The request asked for:
1.	Final vote tallies for each proposal scheduled to be voted upon at the
June 2, 2009 special meeting related to proposed Go-Private transactions. Pinnacle asked for the company's tally after ASUR's director Lou Mazzuchelli indicated that the voting results stated in Pinnacle's June 4 press release
were incorrect.   Pinnacle believes that if Asure wants to claim Pinnacle's
count was incorrect, shareholders have a right to see the "official" voting results and assess whether there was considerable support outside of shares owned or controlled by Red Oak. This important information about shareholder preferences regrettably represents the sole tangible product from what Pinnacle questioned as a wasteful effort and spend from the outset.
2.	All board and management correspondence related to the cancellation of the June 2nd meeting. Pinnacle believes the shareholders should know why the meeting was cancelled.
3.	The amounts spent or incurred with respect to the effort to Go-Private, including legal fees, fairness opinions, proxy solicitor fees, printing and mailing expenses, special meeting costs, and all other expenses related to this effort. Pinnacle believes that a comparison of ASUR's expenditures with its own will provide shareholders with valuable insight about the current Board's and management's ability to manage costs in the best interests of shareholders. Given the discussion of ASUR's inability to manage costs, this information is clearly relevant.
4.	 The aggregate cash compensation paid to Richard Snyder's son, Jeremy, since he first joined Asure software, along with his last three year's base salaries, itemized per year. If Asure is going to promote its "history of transparency" in public press releases (see their June 18 press release), why is the chairman's son's salary a secret?
5.	The aggregate amount spent by Asure software related to visits by its executives and employees to the "Cooper Clinic" in Dallas. Pinnacle has been told that ASUR has annually sent its executives and certain employees to this celebrity-caliber health facility, which advertises its "luxurious amenities" and its "elegant 62-room boutique." Information on amounts spent related to this "perk" are directly relevant to assessing how ASUR's Board and management have managed costs and prevented corporate waste. Pinnacle tried to determine the amounts spent, but the Company apparently prefers to keep this a secret.
If no amounts were ever spent, Pinnacle would appreciate this information as well. Regardless, Pinnacle believes shareholders have a right to know how their money has been spent.

Pinnacle's letter also addressed ASUR's assertion that Pinnacle is attempting to seek control of Asure without paying a premium. Pinnacle rejects this claim and pointed out that its slate will not allow Red Oak to control Asure because Red Oak and Pinnacle employees comprise just two of the six nominees.

Pinnacle's June 29 letter, its June 15 request for information, and all communications with Asure since the June 2 Go-Private vote date have been filed as proxy solicitation communications pursuant to the SEC rules. These filings can be found at www.sec.gov by selecting "Search" at the top right and then typing "forgent" into the box asking for the Company Name, and are dated the same date as this press release.

If you have further questions please contact David Sandberg at (212) 614-8952 or dsandberg@redoakpartners.com.

Important Information
Pinnacle intends to file a definitive proxy statement soliciting votes for Pinnacle's nominees to the Company's board of directors. Pinnacle is not asking you at this time to vote on its slate of directors. Once Pinnacle's definitive proxy statement for the annual meeting becomes available, Pinnacle strongly advises stockholders to carefully read that definitive proxy
statement, as it will contain important information.   Information concerning
Pinnacle and any other persons deemed participants in Pinnacle's solicitation of proxies from stockholders in connection with the annual meeting will be available in Pinnacle's definitive proxy statement for the annual meeting. Once Pinnacle's definitive proxy statement for the annual meeting becomes available, stockholders will be able to obtain, free of charge, copies of that statement and any other documents Pinnacle files with or furnishes to the Securities and Exchange Commission through the Securities and Exchange Commission's website at www.sec.gov.